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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CORECOMM HOLDCO, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   21869T102
                     ---------------------------------------
                                 (CUSIP Number)

                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4284
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 1, 2002
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                                Page 1 of 5 Pages
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CUSIP NO. 21869T102                    13D                     PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Karp
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania
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        NUMBER OF        7      SOLE VOTING POWER
         SHARES                 9,608,697
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER
          EACH                  None
       REPORTING         -------------------------------------------------------
         PERSON          9      SOLE DISPOSITIVE POWER
          WITH                  9,608,697
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,200,000 (1)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.0%(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Includes (i) 9,608,697 shares of Common Stock held by the Reporting Person, and (ii) 591,303 shares of Common Stock held by The Florence Karp Trust. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose.

(2) Based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by CoreComm Holdco, Inc. (the "Company") in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002.
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Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of CoreComm Holdco, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 50 Monument Road, Bala Cynwyd, Pennsylvania, 19004 and 110 East 59th Street, 26th Floor, New York, New York, 10022.

Item 2.  IDENTITY AND BACKGROUND.

         (a)      Michael Karp.

         (b) c/o University City Housing Company, 1062 East Lancaster Avenue, Suite 30-B, Rosemont, Pennsylvania 19010.

         (c) President and Chief Executive Officer of University City Housing Company.

         (d)      None.

         (e)      None.

         (f)      Pennsylvania.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to December 2001, the Reporting Person and The Florence Karp Trust held Senior Unsecured Notes due September 29, 2003 (the "Notes") of CoreComm Limited, a Delaware corporation ("Limited") and shares of Series B Senior Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Series B Preferred" and together with the Notes, the "Securities"), of Limited. Pursuant to an Exchange Agreement, dated December 14, 2001, by and among the Company, Limited and each of the security holders party thereto (the "Exchange Agreement"), the Reporting Person and The Florence Karp Trust exchanged the Securities for 3,202,899 shares of Common Stock and 197,101 shares of Common Stock, respectively. On April 12, 2002 the Board of Directors of the Company declared a 3-for-1 stock dividend with respect to the shares of Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

         The Reporting Person may acquire and dispose of securities of the Company as permitted by applicable securities laws and the terms and conditions of the Exchange Agreement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 10,200,000 shares of Common Stock, which includes (i) 9,608,697 shares of Common Stock held by the Reporting Person, and (ii) 591,303 shares of Common Stock held by The Florence Karp Trust. The 10,200,000


                                Page 3 of 5 Pages
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shares of Common Stock beneficially owned by the Reporting Person constitute
34.0% of the issued and outstanding Common Stock. This calculation is based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002.

         The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose.

         (b) The Reporting Person has the sole power to vote and to dispose of 9,608,697 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c) There were no transactions by the Reporting Person or The Florence Karp Trust during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Exchange Agreement, the Reporting Person and The Florence Karp Trust are subject to certain restrictions regarding the disposition and voting of securities of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Exchange Agreement has been filed as Exhibit 2.1 to the Company's registration statement on Form S-1, filed with the Securities and Exchange Commission on February 8, 2002.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: July 11, 2002


                                                /s/ MICHAEL KARP
                                                --------------------------------
                                                Michael Karp


                                Page 5 of 5 Pages